

August 31, 2010

Mr. Pete J. Mangan
Executive Vice-President and Chief Financial Officer
Trident Microsystems, Inc.
1170 Kifer Road
Sunnydale, California 94086-5303

> **Re:** **Trident Microsystems, Inc.**
> **Form 10-KT for the Transition Period Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **Form 8-K dated July 29, 2010**
> **File No. 0-20784**

Dear Mr. Mangan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Overview, page 32

1.   When drafting future "Overview" sections for your Management's Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an

overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

- be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- include economic or industry-wide factors relevant to the company;
- provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and
- address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your February 8, 2010 and May 5, 2010 earnings conference calls.

<u>Net Revenues, page 34</u>

2.   We note the concentration of and sales to your major customers. In future filings please disclose any known trends, demands, commitments or uncertainties related to such customers that would be reasonably likely to have a material effect on your financial condition or results from operations. Refer to Item 303 of Regulation S-K.

<u>Critical Accounting Estimates, page 35</u>

3.   In future filings, for each identified critical accounting estimate, please provide disclosure as to why the nature of the estimates or assumptions are material due to the subjectivity or judgment necessary to account for the highly uncertain matters identified. Further disclose any material impact from any reasonably possible changes in such estimates. Refer to SEC Release No. 33-8350.

<u>Quantitative and Qualitative Disclosures About Market Risk, page 56</u>

4.   In future filings, for each of your identified market risks, if material, please provide quantitative information in accordance with one of the three disclosure alternatives specified in Item 305(a)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Condensed Consolidated Statements of Cash Flows, page 5

5.   In future filings, please disclose all non-cash investing activities related to your business acquisitions. Refer to paragraph 230-10-50-3 of the FASB Accounting Standards Codification.

Note 12 – Business Combinations, page 21

6.   Please revise future filings to disclose how you determined the fair value of the 104,204,348 shares of Trident common stock. Refer to paragraph 805-30-30-7 of the FASB Accounting Standards Codification.

7.   Please revise future filings to disclose how you determined that Trident was the accounting acquirer considering that the issuance of the 104,204,348 common shares resulted in NXP owning 60% of Trident in accordance with paragraph 805-10-55-11 through 15 of the FASB Accounting Standards Codification. In this regard, revise your disclosures in MD&A to explain to investors the reason the transaction was structured such that NXP received 60% of your outstanding equity but only 30% of the voting interest. Discuss the factors that led to you recognizing a gain on the acquisition, including a discussion of why you believe you were able to acquire the company for less than the sum of the fair value of its net assets.

8.   We note that you assigned $18 million of the purchase price to in-process research and development. Additionally, we note your disclosures that the status of in-process research and development is consistent with the Company's expectation at the time the in-process research and development was acquired. Please revise future filings to disclose more details in MD&A and the footnotes to the financial statements to include the following for significant purchased in-process research and development projects:

- Specific nature and fair value of each material in-process research and development project acquired,
- Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates,
- Significant assumptions in the determination of fair value, such as the period in which material net cash inflows from significant projects are expected to commence.

Form 8-K dated July 29, 2010

9.   We note that in Exhibit 99.1 that you have presented a number of non-GAAP financial
        measures in the form of non-GAAP condensed consolidated statements of operations.
        Please address the following:

- Revise future filings to provide the disclosures required by Item 10(e)(1)(i)(C) and
  Item 10(e)(1)(i)(D) of Regulation S-K for each of the non-GAAP measures presented.
- Tell us how you considered the guidance in Compliance and Disclosure Interpretation
  102.10, which is available on our website at
  http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, in presenting the
  non-GAAP condensed consolidated statements of operations. Alternatively, revise
  future filings to remove the non-GAAP condensed consolidated statements of
  operations and instead separately present the non-GAAP measures management
  believes provide the most useful information to investors regarding your results of
  operations and financial condition.
- Please note that in the event that your Form 8-K is incorporated by reference into a
  1933 Act registration statement, we may have additional questions relating to the
  appropriateness of this information being included in a document filed with, and not
  just furnished to, the Commission.

        Please provide us with a sample of your proposed revised disclosure to be included in
        future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the
  Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

You may contact Gary Newberry at (202) 551-3761, Lynn Dicker at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief